Administrative & Operating Services Agreement

The MP63 Fund, Inc.

 This Agreement is made and entered into as of the June 26, 2013 by and between the MP 63 Fund, Inc., a Maryland corporation (the “Company”), on behalf of its series, the MP 63 (the “Fund”), and Moneypaper Publications LLC, a New York corporation (hereinafter referred to as “MP LLC”).

WHEREAS, the Fund is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “Act”); and

WHEREAS, MP LLC, employs personnel who were previously employed by Moneypaper Inc. to provide certain services to the Fund under an Administrative and Operating Services Agreement dated June 30, 2011; and

WHEREAS, MP LLC intends to provide such services as further described herein, which are deemed by both parties to be beneficial to the Fund and its shareholders; and

WHEREAS, the Fund and MP LLC desire to enter into an Agreement separate and apart from an Advisory Agreement between the Fund and the Moneypaper Advisor Inc.

WHEREAS, the Fund and MP LLC desire to enter into an Agreement based on the services and the compensation to be paid for such services described herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, the Fund and MP LLC agree as follows:

1.

Obligations of MP LLC

(a)

Services. The Fund hereby retains MP LLC to provide, or arrange for others to provide, services to the Fund in the manner and to the extent that such services are reasonably necessary for the operation of the Fund (collectively, the “Services” and are not provided  by other parties pursuant to other written agreements between the Fund and such parties. Examples of such services include but are not limited to:

1.

Preparation and supervising the preparation of reports describing the operations of the Fund, including the costs of providing such reports to those who request such information—including inquiries from news organizations, governmental bodies including the SEC, Fund lawyers, accountants, and distributors.

2.

Sub-accounting and record keeping services. This includes a daily calculation to establish the reasonableness and accurateness of the records as provided by the Fund’s Transfer Agent, Fund Accountant and Administrator.

3.

Updating a monthly P&L statement for the Fund, independent of the Fund Accountant and Administrator’s accounting.

4.

4. Providing details of brokerage transactions to the Advisor, to the Fund’s Administrator and the Custodian Bank. Providing access to the Depository Trust Company for efficient settlement of Fund transactions.

5.

Shareholder communication services, including the  costs of designing and preparing shareholder documents and production-related services, including competitive pricing.

6.

Mailing-list formatting (and programming when needed) and mail room services.

7.

Responding to Fund shareholder inquiries

8.

Design and maintenance of shareholder web site.

9.

Programming to facilitate shareholder communications via the Internet, including testing and periodic updating and upgrading of such programs.

10.

Negotiating with and supervision of Fund service providers—including legal, accounting, transfer agency, and banking

11.

General administrative work, including verifying and authorizing expenses for the Fund and ongoing involvement in compliance issues related to the Fund.

12.

Such other services as may be required by the Fund from time to time, at the agreement of the parties to this Agreement.

(b)

Staff and Facilities. MP LLC assumes and shall pay for a maintaining the staff, personnel, space, equipment and facilities necessary to perform its obligations under this Agreement. However, nothing in this Agreement makes it necessary for MP LLC to continue to provide such services should it no longer be feasible to do under the terms of this Agreement.

2.

Obligations of the Fund

(a)

Limitation. This Agreement assumes approximately the current level of assets and does not preclude MP LLC from seeking additional compensation, if and when assets are sufficient to fully compensate MP LLC for its efforts and expenses, subject ot approval of the Fund’s Board of Directors.

(b)

Fee. For its services to the Fund under this Agreement, the Fund will pay MP LLC a flat fee, as determined by MP LLC to be reasonable, but no more than seven thousand five hundred dollars ($7,500) per month. The fund will also reimburse MP LLC for reasonable out-of-pocket expenses related to the provision of the services.

(c)

Term. This Agreement shall remain in effect until terminated by either party. Either party may terminate this Agreement at any time upon 60 days written notice to the other party.

(d)

Notices. Except as otherwise provided int his Agreement, any notice or other communication required by or permitted o be given in connection with this Agreement will be in writing and will be dlievered in person or sent by first class mail, postage prepaid or by prepaid overnight delivery service to the respective parties as follows:

If so the Fund:

The MP 63 Flund, Inc.

C/o Mutual Shareholder Services

8000 Towne Center Drive, Suite 400

Broadview Heights, OH 44147

Attn: Greg Getts

Administrator

If to MP LLC:

Moneypaper Publications, LLC

P.O 461

Rye, NY 10580

Attn: Vita Nelson

President

5. Choice of Law. This Agreement shall be construed in accordance with the laws of the State of New York, without regard to any conflict of law provisions of that jurisdiction. The the extent that the laws of New York conflict with any applicable federal law governing the services to be provided pursuant to this Agreement, such federal law shall prevail.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

The MP 63 Fund, Inc.

Moneypaper Publications, LLC

_________________________

_________________________

By: Vita Nelson

By: Vita Nelson

Its: President

Its: President